United States securities and exchange commission logo





                               April 28, 2022

       Liang Lance Zhou
       Chief Executive Officer
       Phoenix Motor Inc.
       1500 Lakeview Loop
       Anaheim, CA 92807

                                                        Re: Phoenix Motor Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed April 20,
2022
                                                            File No. 333-261384

       Dear Dr. Zhou:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Form S-1 filed April 20, 2022

       Prospectus Summary, page 1

   1. Please balance your disclosure in the summary with information regarding your net losses, negative cash flows,
and accumulated deficit recorded in 2021. Additionally,
                                                        please highlight that
your auditor has expressed substantial doubt about your ability to continue as a going
concern.
       Risk Factors
       Our amended and restated certificate of incorporation provides..., page
29

   2. We note your disclosure that your amended and restated certificate of incorporation provides that the
federal district courts of the United States will be the exclusive forum for resolving any complaint
asserting a cause or causes of action arising under the Securities
 Liang Lance Zhou
FirstName   LastNameLiang Lance Zhou
Phoenix Motor   Inc.
Comapany
April       NamePhoenix Motor Inc.
       28, 2022
April 228, 2022 Page 2
Page
FirstName LastName
         Act. Since Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
         Act or its rules and regulations, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Use of Proceeds, page 36

3. We note that the underwriting fees are variable depending on which party has
         "introduced" investors. Accordingly, please revise this section to identify the assumptions upon which net proceeds are based. Additionally revise this section to disclose that
         $250,000 of gross proceeds will be deposited into an indemnification escrow account, as described in the underwriting section.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Revenues, page 44

4. We note your tabular presentation of disaggregated revenues. Please revise to address the following:

                Provide additional information (preferably in tabular format) to quantify the number of units sold (e.g., # of EVs sold, # of EV leases, etc.) for the respective reporting periods.

                Expand your narrative (here and within your Government Grant policy note on page
              F-12) to quantify the aggregate amount (and weighted average amount) of government grants recorded within your sales of EVs and leases of EVs for the respective reporting periods.

                Expand your narrative (here and within your Revenue Recognition policy note on page F-11) to clarify where your sales of electric drive system kits are reported. In addition, provide similar information as requested in the first bullet point above.
Business
Customers and Backlog, page 63

5. We note your backlog as of December 31, 2021, of approximately 63 orders consisting of 37 vehicles and 26 electric drive system kits. We also note the vehicle order backlog represents $11.1 million of revenue. Please revise to also quantify the amount of revenue that the backlog of 26 electric drive systems kits represents. Directors and Executive Officers, page 71

6. We note that Dr. Liang Lance Zhou has signed your registration statement in his capacity as chief executive officer and also as a director, but that he is not identified or described as a director in this section. Please revise to reconcile this apparent inconsistency.
 Liang Lance Zhou
Phoenix Motor Inc.
April 28, 2022
Page 3
Item 16 - Exhibits and Financial Statement Schedules, page II-1

7.    Please provide an updated auditor   s consent. Refer to Item 601(b)(23)
of Regulation S-K.
Exhibits

8. Disclosure in your filing, including on pages 29 and 86, states that your amended and restated certificate of incorporation will contain an exclusive forum provision, but we are unable to locate this provision in your corporate documents filed as Exhibits 3.1-3.5.
      Please remove the related disclosure from the prospectus, or advise.
9. The legal opinion filed as Exhibit 5.1 refers to warrants being offered, while the registration statement has been revised to reflect an offering of common stock only.
      Please file a revised legal opinion to accurately reflect the securities being offered and registered.
General

10.
      We may have additional comments on your accounting for equity issuances including stock compensation. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

11. We note an apparent inconsistency in the treatment of your authorized share capital and par value following the reverse stock split in March 8, 2022. The amended certificate of incorporation filed as Exhibit 3.5 indicates that the reverse stock split "shall have no effect on the number of authorized stock," and refers to par value of $0.0001 per share. By contrast, disclosure in the prospectus (e.g., the cover page, capitalization table, and page
      F-19 of the financial statements) indicates that there are 112,500,000 authorized shares of capital stock, par value $0.0004 per share, following the reverse stock split. Please revise to reconcile.
       You may contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Anne Parker at 202-551-3611 with any other questions.



                                                             Sincerely,
FirstName LastNameLiang Lance Zhou
                                                             Division of
Corporation Finance
Comapany NamePhoenix Motor Inc.
                                                             Office of
Manufacturing
April 28, 2022 Page 3
cc:       David C. Fischer
FirstName LastName